Exhibit 99.1

ARRANGEMENT AGREEMENT
THIS AGREEMENT made as of the 28th day of February, 2017.
BETWEEN:
ENTRÉE GOLD INC., a company continued under the laws of the Province of British Columbia,
(“Entrée”)
AND:
MASON RESOURCES CORP., a company incorporated under the laws of the Province of British Columbia,
(“Spinco”)
WHEREAS Entrée and Spinco wish to effect a reorganization transaction by way of a statutory plan of arrangement under section 288 of the Business Corporations Act (British Columbia) on the terms and conditions set out in this Agreement and the Plan of Arrangement annexed hereto as Exhibit A.
NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties to the other, the Parties covenant and agree as follows:
ARTICLE 1
 INTERPRETATION
1.1 Definitions
In this Agreement the following terms have the following meanings, respectively:
“Agreement” means this arrangement agreement entered into between the Parties as first referenced above, including Exhibit A hereto and all amendments made hereto;
“Arrangement Resolution” means the special resolution of Entrée Shareholders and of Entrée Securityholders, voting as a single class, authorizing and approving the Plan of Arrangement;
“Authority” means any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) subdivision or authority of any of the foregoing; or (iii) quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above;
“Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in Vancouver, British Columbia;
“Circular” means the management information circular of Entrée, together with all appendices, distributed by Entrée to the Entrée Securityholders in connection with the Meeting;
“Closing” means the completion of the transactions contemplated by this Agreement;
“Court” means the Supreme Court of British Columbia;

“Dissent Rights” has the meaning attributed to that term in Section 5.1 in the Plan of Arrangement;
“Effective Date” means the second Business Day after the date upon which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Article 5 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;
“Effective Time” means 12:01 a.m. on the Effective Date;
“Encumbrance” means a mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or a right of third parties to acquire or restrict the use of property;
“Entrée Common Shares” means the common shares in the authorized share structure of Entrée;
“Entrée Securityholders” means Entrée Shareholders, the holders of Entrée Stock Options and the holders of Entrée Warrants;
“Entrée Shareholders” means the holders of Entrée Common Shares;
“Entrée Stock Option” means an option to acquire Entrée Common Shares granted pursuant to Entrée Stock Option Plan;
“Entrée Stock Option Plan” means the Entrée stock option plan approved by Entrée Shareholders on June 26, 2014;
“Entrée US Holdings” means Entrée US Holdings Inc., a company incorporated under the laws of the Province of British Columbia;
“Entrée Warrants” means common share purchase warrants of Entrée exercisable to acquire Entrée Common Shares;
“Final Order” means the order made after application to the Court pursuant to section 291 of the Business Corporations Act (British Columbia) approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;
“Interim Order” means the order made after application to the Court pursuant to section 291 of the Business Corporations Act (British Columbia), providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);
“Meeting” means the annual general and special meeting of Entrée Securityholders to be held on May 1, 2017 and any adjournment(s) or postponement(s) thereof, to be called to consider, and if deemed advisable, approve, among other matters, the Arrangement Resolution;
“Parties” means, together, Entrée and Spinco and “Party” means any one of them;
“Plan of Arrangement” means the plan of arrangement set out as Exhibit A hereto as the same may be amended from time to time in accordance with the terms thereof and hereof;
“Representative” means any director, officer, employee, agent, advisor or consultant of either Party;
“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.4.

“Securities Act” means the Securities Act (British Columbia) together with all rules and regulations promulgated thereunder or with respect thereto;
“Securities Legislation” means the Securities Act and the equivalent law in the other applicable provinces and territories of Canada, and the published policies, instruments, rules, judgments, orders and decisions of any Authority administering those statutes, as well as the rules, regulations, by‑laws and policies of the Toronto Stock Exchange;
“Spinco Common Shares” means the common shares in the authorized share structure of Spinco; and
“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended.
1.2 Exhibits
Exhibit A - Plan of Arrangement is attached to this Agreement and forms part hereof.
1.3 Construction
In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Article, Section, Subsection or Exhibit;
(b)	references to an “Article”, “Section”, “Subsection” or “Exhibit” are references to an Article, Section, Subsection or Exhibit of or to this Agreement;
(c)
words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a “person” or “persons” shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;
(e)
the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(f)
a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.

ARTICLE 2
 THE ARRANGEMENT
2.1 Arrangement
Entrée and Spinco agree to effect the Arrangement pursuant to the provisions of section 288 of the Business Corporations Act (British Columbia) on the terms and subject to the conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2 Effective Date of Arrangement
The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective commencing at the Effective Time immediately after one another in the sequence set out therein or as otherwise specified in the Plan of Arrangement.
2.3 Commitment to Effect Arrangement
Subject to the satisfaction of the terms and conditions contained in this Agreement, Entrée and
 Spinco shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective as soon as reasonably practicable and to cause the transactions contemplated by the Plan of Arrangement and this Agreement to be completed in accordance with their terms.
2.4 U.S. Securities Law Matters
The Parties agree that the Arrangement will be carried out with the intention that all securities of Entrée and Spinco to be issued pursuant to the Arrangement, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:
(a)	the Arrangement will be subject to the approval of the Court;
(b)
the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption based on the Court’s approval of the Arrangement prior to the hearing of the Court required to approve the Arrangement;

(c)
the Court will be invited to satisfy itself and find, prior to approving the Arrangement, that the Arrangement is fair and reasonable, both procedurally and substantively, to the Entrée Securityholders;

(d)
the Parties will ensure that each securityholder entitled to receive securities pursuant to the Arrangement will be given adequate notice advising such securitiyholder of his or her right to attend the hearing of the Court and provide each with sufficient information necessary for him or her to exercise that right;

(e)	the Interim Order will specify that each securityholder will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and
(f)	the Final Order shall include statements substantially to the following effect:
“The terms and conditions of the Plan of Arrangement are procedurally and substantially fair to the securityholders and are hereby approved by the Court.  This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the issuance of securities pursuant to the Plan of Arrangement”.

ARTICLE 3
 REPRESENTATIONS AND WARRANTIES
3.1 Mutual Representations and Warranties of Entrée and Spinco
Each of Entrée and Spinco represents and warrants to the other as follows and acknowledges that the other Party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Plan of Arrangement do not and will not:
(i)	result in the breach of, or violate any term or provision of, its articles or notice of articles;
(ii)
conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence or permit to which it is a party or by which it is bound and which is material to it, or to which any material property of such Party is subject, or result in the creation of any Encumbrance upon any of its material assets under any such agreement, instrument, licence or permit or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence or permit; or

(iii)
violate any provision of law or administrative regulation or any judicial or administrative award, judgment, order or decree applicable and known to it, the breach of which would have a material adverse effect on it;

(b)
there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any Authority nor are there any existing facts or conditions which may reasonably be expected to form a proper basis for any actions, suits, proceedings or investigations, which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement;

(c)	no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or proposed in respect of it; and
(d)
the execution and delivery of this Agreement, and the completion of the transactions contemplated herein and in the Plan of Arrangement have been duly approved by its board of directors and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.2 Representations and Warranties of Entrée
Entrée represents and warrants to and in favour of Spinco as follows, and acknowledges that Spinco is relying on such representations and warranties in connection with the matters contemplated in this Agreement:
(a)
Entrée is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia, is duly qualified to carry on its business in each jurisdiction where its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(b)
the authorized capital of Entrée consists of an unlimited number of Entrée Common Shares, of which 172,802,967 Entrée Common Shares are issued and outstanding as of the date of this Agreement as fully-paid and non-assessable;

(c)
at the date hereof, no Person holds any securities convertible into Entrée Common Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued Entrée Common Shares, other than: (i) the holders of Entrée Stock Options to acquire in aggregate 8,240,000 Entrée Common Shares; and (ii) the holders of Entrée Warrants to acquire in aggregate 9,264,732 Entrée Common Shares;

(d)	Entrée US Holdings is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia;
(e)
the authorized capital of Entrée US Holdings consists of 20,000,000 Common Voting shares without par value, 20,000,000 Common Non-Voting shares without par value, 1,000 Class A Preference shares with a par value of $0.01 each, 1,000 Class B Preference shares with a par value of $0.01 each, 1,000 Class C Preference shares with a par value of $0.01 each, 1,000 Class D Preference shares with a par value of $0.01 each, 1,000 Class E Preference shares with a par value of $0.01 each, 100 Class F Preference shares with a par value of $1.00 each, 10,000 Class G Preference shares with a par value of $0.01 each, 10,000 Class H Preference shares with a par value of $1,000.00 each and 1,000,000 Class I Preference shares without par value, of which one (1) Common Voting share is issued and outstanding as of the date of this Agreement as fully paid and non‑assessable; and

(f)
Entrée owns all of the issued and outstanding shares of Entrée US Holdings beneficially and of record and on Closing, Spinco shall acquire good and marketable title to such shares, free and clear of all Encumbrances.

3.3 Representations and Warranties of Spinco
Spinco represents and warrants to and in favour of Entrée as follows, and acknowledges that Entrée is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)
Spinco is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia, is duly qualified to carry on its business in each jurisdiction where its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(b)
Spinco is authorized to issue an unlimited number of Spinco Common Shares of which 1,000 Spinco Common Shares are issued and outstanding as of the date of this Agreement, as fully-paid and non-assessable; and

(c)
at the date hereof, no person holds any securities convertible into Spinco Common Shares or any other securities of Spinco or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued Spinco Common Shares.

3.4 Survival of Representations and Warranties
The representations and warranties of each of the Parties contained herein will survive the execution and delivery of this Agreement and will terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.
ARTICLE 4
 COVENANTS
4.1 Mutual Covenants of Spinco and Entrée
Each of Spinco and Entrée covenants with the other Party that it will:
(a)	use commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on or before June 30, 2017;
(b)
do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and after the Effective Date, to facilitate the carrying out of the intent and purposes of this Agreement;

(c)	use commercially reasonable efforts to cause each of the conditions precedent set forth in Article 5, which are within its control, to be satisfied on or prior to May 31, 2017; and
(d)
indemnify and save harmless the other Party from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which such Party or any of its Representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in any information included in the Circular that is provided by the other Party for the purpose of inclusion in the Circular; and
(ii)
any order made, or any inquiry, investigation or proceeding pursuant to any Securities Legislation, or by any Authority, based on any misrepresentation or any alleged misrepresentation in any information provided by the other Party for the purpose of inclusion in the Circular.

4.2 Covenants of Entrée
Entrée hereby covenants and agrees with Spinco that it will:
(a)	until the Effective Date, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;
(b)	apply to the Court for the Interim Order;
(c)
solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, as soon as practicable, the Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable law, and, subject to receipt of the Interim Order, convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;

(d)
in a timely and expeditious manner, file the Circular in all jurisdictions where the same is required to be filed by it and mail the same to Entrée Securityholders in accordance with the Interim Order and applicable law;

(e)
ensure that the information set forth in the Circular relating to Entrée and its subsidiaries, and their respective businesses and properties and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(f)	without limiting the generality of any of the foregoing covenants, until the Effective Date, except as required to effect the Plan of Arrangement or with the consent of Spinco, will not:
(i)
issue any additional Entrée Common Shares or other securities of Entrée except pursuant to the exercise of Entrée Stock Options or Entrée Warrants outstanding prior to the date hereof or in connection with the Plan of Arrangement or transactions required in order to effect the Plan of Arrangement;

(ii)	issue or enter into any agreement or agreements to issue or grant options, warrants or rights to purchase any Entrée Common Shares or other securities of Entrée;
(iii)	alter or amend its constating documents as the same exist at the date of this Agreement except as specifically provided for hereunder;
(g)
prior to the Effective Date, make application to the applicable regulatory authorities for such orders under applicable securities and/or corporate laws as may be necessary or desirable in connection with the Plan of Arrangement; and

(h)
perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Plan of Arrangement, including using commercially reasonable efforts to obtain:

(i)	the approval of Entrée Securityholders required for the implementation of the Plan of Arrangement;
(ii)	the Interim Order and, subject to the obtaining of all required consents, orders, rulings and approvals (including required approval of Entrée Securityholders), the Final Order;
(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Plan of Arrangement, including those referred to in Article 5; and
(iv)	satisfaction of the conditions precedent referred to in Article 5.
4.3 Covenants of Spinco
Spinco hereby covenants and agrees with Entrée that it will:
(a)	until the Effective Date, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b)	cooperate with and support Entrée in its application for the Interim Order and preparation of the Circular;
(c)	without limiting the generality of any of the foregoing covenants, until the Effective Date, except as required to effect the Plan of Arrangement or with the consent of Entrée, not:
(i)	issue any additional Spinco Common Shares or other securities of Spinco other than in connection with the Plan of Arrangement or transactions required in order to effect the Plan of Arrangement;
(ii)	issue or enter into any agreement or agreements to issue or grant options, warrants or rights to purchase any Spinco Common Shares or other securities of Spinco; and
(iii)	alter or amend its constating documents as the same exist at the date of this Agreement except as specifically provided for hereunder; and
(d)
perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Plan of Arrangement, including using commercially reasonable efforts to obtain:

(i)	such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Plan of Arrangement, including those referred to in Article 5, and
(ii)	satisfaction of the conditions precedent referred to in Article 5.
4.4 Interim Order
As soon as practicable after the date hereof, Entrée shall apply to the Court for the Interim Order providing for, among other things, the calling and holding of the Meeting.
4.5 Final Order
If the Interim Order and all securityholder approvals required in respect of the Plan of Arrangement are obtained, Entrée shall promptly thereafter take the necessary steps to submit the Plan of Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct, and as soon as practicable following receipt of the Final Order, and subject to the satisfaction or waiver of the other conditions provided for in Article 5 hereof, Entrée and Spinco shall complete the Plan of Arrangement on the Effective Date pursuant to the Final Order.
ARTICLE 5
 CONDITIONS
5.1 Mutual Conditions Precedent
The respective obligations of the Parties to complete the transactions contemplated by this Agreement and otherwise to give effect to the Plan of Arrangement shall be subject to the satisfaction of the following conditions:
(a)	the Interim Order shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the required number of votes cast by Entrée Securityholders at the Meeting;
(c)
the Court shall have determined that the terms and conditions of the exchange of Entrée Common Shares for Entrée  Class B Common Shares (as defined in the Plan of Arrangement ) and Spinco Common Shares in the Plan of Arrangement are procedurally and substantively fair to Entrée Securityholders, and the Final Order shall have been obtained in form and substance satisfactory to all Parties, each acting reasonably, not later than May 30, 2017 or such later date as the Parties may agree;

(d)
the Toronto Stock Exchange shall have given conditional acceptance to the listing thereon of the Spinco Common Shares to be distributed pursuant to the Plan of Arrangement, subject to compliance with the usual requirements of the Toronto Stock Exchange;

(e)
all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, required for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Authorities, including applicable orders, rulings, no action letters and registrations pursuant to the Securities Act and the comparable Securities Legislation of the other applicable provinces and territories of Canada to permit the Spinco Common Shares to be distributed pursuant to the Plan of Arrangement;

(f)
no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(g)
none of the consents, orders, rulings, approvals or assurances required for the implementation of the Plan of Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(h)
no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the income tax laws of Canada, which would have a material adverse effect upon Entrée Securityholders if the Plan of Arrangement is completed;

(i)	the issuance of the securities under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;
(j)	this Agreement shall not have been terminated under Article 6; and
(k)	no more than 5% of Entrée Shareholders, in the aggregate, shall have exercised their Dissent Rights.
5.2 Additional Conditions to Obligations of Each Party
The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it and that the representations and warranties of the other Party shall be true and correct in all material respects as at the Effective Date (except for representations and warrants made as of the specified date, the accuracy of which shall be determined as at that specified date), with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.

5.3 Merger of Conditions
The conditions set out in Article 5 shall be conclusively deemed to have been satisfied, waived or released on the Arrangement becoming effective.
ARTICLE 6
 AMENDMENT AND TERMINATION
6.1 Amendment and Waiver
This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by the written agreement of the Parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:
(a)
waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the Parties or satisfaction of any of the conditions precedent set forth in Article 5 of this Agreement;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;
(c)	change the time for performance of any of the obligations, covenants or other acts of the Parties; or
(d)	make such alterations in this Agreement as the Parties may consider necessary or desirable in connection with the Interim Order or otherwise.
6.2 Termination
This Agreement may, at any time prior to the Plan of Arrangement becoming effective under the provisions of the Business Corporations Act (British Columbia) and without approval of Entrée Securityholders, be terminated by the mutual agreement of the Parties.
ARTICLE 7
 GENERAL
7.1 Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule, law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party.  Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.2 Enurement
This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns from time to time.
7.3 Assignment
This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties.
Notwithstanding anything to the contrary contained herein, each Party shall have the right, without being released, to transfer or assign this Agreement to any third party as security for any bona fide financing or as security for any guarantee granted by such transferor in respect of the obligations of its affiliates to such third party for any bona fide financing.
7.4 Governing Law
This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgement of those courts.
7.5 Time of Essence
Time is of the essence in respect of this Agreement.
7.6 Entire Agreement
This Agreement, the Plan of Arrangement and the other agreements contemplated hereby and thereby constitute the entire agreement between the Parties pertaining to the subject matter hereof.  There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter, except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at Closing.  No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its directors, officers, employees or agents, to any other Party or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement.  Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.
7.7 Further Assurances
Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may reasonably be within its power to implement to their full extent the provisions of this Agreement.

7.8 Language
The Parties to this Agreement confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.  Les Parties reconnaissent leur volonté express que la présente Entente ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.
IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.
ENTRÉE GOLD INC.
Per: (signed) Stephen Scott Name: Stephen Scott Title: President & Chief Executive Officer

MASON RESOURCES CORP.
Per: (signed) Susan McLeod Name: Susan McLeod Title: Chief Legal Officer & Corporate Secretary

Execution page to the Arrangement Agreement

EXHIBIT A
PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
 DEFINITIONS AND INTERPRETATION
1.1	Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below:
“Arrangement Agreement” means the agreement dated February 28, 2017 between Entrée and Spinco to which this Plan of Arrangement is attached as Exhibit A, as it may be supplemented or amended from time to time;
“BCBCA” means the Business Corporations Act (British Columbia);
“Business Day” means a day which is not a Saturday, Sunday, or a day when commercial banks are not open for business in Vancouver, British Columbia;
“Circular” means the management information circular of Entrée, together with all appendices, distributed by Entrée to the Entrée Securityholders in connection with the Meeting;
“Court” means the Supreme Court of British Columbia;
“Consideration” means the consideration payable by Entrée or Spinco pursuant to Section 3.1 of this Plan of Arrangement to a person who is, immediately before the Effective Time, an Entrée Shareholder, Entrée Optionholder, or Entrée Warrantholder;
“Depositary” means Computershare Trust Company of Canada;
“Determination Period” means the period beginning on the Effective Date and ending at the conclusion of the fifth Trading Day immediately following the Effective Date;
“Dissent Rights” has the meaning attributed to that term in Section 5.1 of this Plan of Arrangement;
“Dissent Share” has the meaning attributed to that term in Subsection 3.1(a) of this Plan of Arrangement;
“Dissenting Shareholder” means a registered Entrée Shareholder that has duly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Entrée Common Shares in respect of which Dissent Rights are validly exercised by such Entrée Shareholder;
“Effective Date” means the second Business Day after the date on which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Section 5.1 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;
“Effective Time” means 12:01 a.m. on the Effective Date;
“Entrée” means Entrée Gold Inc., a company continued under the laws of the Province of British Columbia;

“Entrée Class B Common Shares” means the Class B Common shares in the authorized share structure of Entrée created pursuant to this Plan of Arrangement whose identifying name is changed to “Common Shares” pursuant to this Plan of Arrangement;
“Entrée Common Shares” means the Common shares in the authorized share structure of Entrée whose identifying name is changed to “Class A Common shares” pursuant to this Plan of Arrangement;
“Entrée Optionholder” means a holder of one or more Entrée Stock Options;
“Entrée Ratio” means the quotient obtained by dividing: (A) the Entrée VWAP; by (B) the aggregate of the Entrée VWAP and the product obtained by multiplying the Spinco VWAP by 0.45;
“Entrée Replacement Stock Option” means an option to acquire an Entrée Class B Common Share granted by Entrée to a holder of an Entrée Stock Option pursuant to an Option Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Entrée Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Entrée Replacement Stock Option determined in accordance with the Entrée Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of Entrée or a committee thereof;
“Entrée Replacement Warrant” means a warrant to acquire an Entrée Class B Common Share to be issued by Entrée to a holder of an Entrée Warrant pursuant to a Warrant Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Entrée Replacement Warrant determined in accordance with this Plan of Arrangement and the other terms and conditions of the Entrée Replacement Warrant being those of the Entrée Warrant, mutatis mutandis, subject to such reasonable adjustment as may be necessary in the circumstances and are approved by the Board of Directors of Entrée;
“Entrée Resolution” means the special resolution of Entrée Securityholders approving the Plan of Arrangement;
“Entrée Security” means an Entrée Common Share, Entrée Stock Option, or Entrée Warrant, as applicable;
“Entrée Securityholder” means a holder of one or more Entrée Securities;
“Entrée Shareholder” means, at a particular time, a holder of one or more Entrée Common Shares;
“Entrée Stock Option” means an option granted pursuant to the Entrée Stock Option Plan exercisable to acquire an Entrée Common Share;
“Entrée Stock Option Plan” means the Entrée stock option plan approved by Entrée Shareholders on June 26, 2014, as may be amended;
“Entrée US Holdings” means Entrée US Holdings Inc., a company incorporated under the laws of the Province of British Columbia;
“Entrée VWAP” means the volume weighted average price of an Entrée Class B Common Share on the TSX for the five Trading Days immediately following the Effective Date;
“Entrée Warrant” means a share purchase warrant of Entrée exercisable to acquire an Entrée Common Share;
“Entrée Warrantholder” means a holder of one or more Entrée Warrants;

“Final Order” means the order made after application to the Court pursuant to section 291 of the BCBCA approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;
“Fractional Share Amount” means, in respect of an Entrée Shareholder, the aggregate number of Spinco Common Shares that the Entrée Shareholder would be entitled to receive on the Share Exchange in the absence of the Round Down Provision, less the aggregate number of Spinco Common Shares that the Entrée Shareholder is entitled to receive on the Share Exchange having regard to the Round Down Provision;
“Interim Order” means the order made after application to the Court pursuant to section 291 of the BCBCA, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);
“In the Money Amount” at a particular time with respect to an Entrée Stock Option, Entrée Replacement Stock Option, or Spinco Replacement Stock Option means the amount, if any, by which the fair market value of the relevant underlying security exceeds the exercise price of the relevant option at the particular time;
“Issuance” has the meaning attributed to that term in Subsection 3.1(b) of this Plan of Arrangement;
“Letter of Transmittal” means the Letter of Transmittal enclosed with the Circular sent in connection with the Meeting pursuant to which, among other things, registered Entree Shareholders are required to deliver certificates representing Entrée Common Shares in order to receive the Consideration to which they are entitled,
“Meeting” means the annual general and special meeting of Entrée Securityholders scheduled to be held on May 1, 2017 and any adjournment(s) or postponement(s) thereof, to be called to consider, and if deemed advisable, approve the Entrée Resolution, among other matters;
“Option Exchange” has the meaning attributed to that term in Subsection 3.1(d) of this Plan of Arrangement;
“Parties” means Entrée and Spinco and “Party” means any one of them;
“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions mean this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof and the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order;
“Round Down Provision” has the meaning attributed to that term in of Section 3.2 of this Plan of Arrangement;
“Share Exchange” has the meaning attributed to that term in Subsection 3.1(f) of this Plan of Arrangement;
“Spinco” means Mason Resources Corp., a company incorporated under the laws of the Province of British Columbia;
“Spinco Common Shares” means the common shares in the authorized share structure of Spinco;

“Spinco Ratio” means the quotient obtained by dividing: (A) the product obtained by multiplying the Spinco VWAP by 0.45; by (B) the aggregate of the Entrée VWAP and the product obtained by multiplying the Spinco VWAP by 0.45;
“Spinco Replacement Stock Option” means an option to acquire a Spinco Common Share granted by Spinco to a holder of an Entrée Stock Option pursuant to an Option Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Spinco Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Spinco Replacement Stock Option determined in accordance with the Spinco Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Spinco or a committee thereof;
“Spinco Replacement Warrant” means a warrant to acquire a Spinco Common Share issued by Spinco to a holder of an Entrée Warrant pursuant to a Warrant Exchange having the right to exercise suspended during the Determination Period and having the exercise price of each such Spinco Replacement Warrant determined in accordance with this Plan of Arrangement and the other terms and conditions of the Spinco Replacement Warrant being those of the Entrée Warrant, mutatis mutandis, subject to such reasonable adjustment as may be necessary in the circumstances and are approved by the board of directors of Spinco;
“Spinco Stock Option Plan” means the Spinco stock option plan;
“Spinco VWAP” means the volume weighted average price of a Spinco Common Share on the TSX for the five Trading Days immediately following the Effective Date;
“Tax Act” means the Income Tax Act (Canada);
“Trading Day” means a day on which shares are trading on the TSX;
“TSX” means the Toronto Stock Exchange; and
“Warrant Exchange” has the meaning attributed to that term in Subsection 3.1(e) of this Plan of Arrangement.
1.2	Number, Gender and Persons
In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the use of either gender include both genders and neuter and the word person and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
1.3	Interpretation Not Affected by Headings
The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
1.4	Date for Any Action
If the date on which any action is required to be taken hereunder is not a Business Day, the action shall be required to be taken on the next day that is a Business Day.

1.5	Time
Time shall be of the essence in every matter or action contemplated hereunder.  All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.
1.6	Currency
Unless otherwise stated, a reference herein to an amount of money means the amount expressed in lawful money of Canada.
1.7	Statutory References
Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
1.8	Governing Law
This Plan of Arrangement, including its validity, interpretation and effect, shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.
ARTICLE 2
 ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT
2.1	Arrangement Agreement
The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except that the sequence of steps comprising the Arrangement shall occur in the order set forth herein unless otherwise indicated.
2.2	Effect of Plan of Arrangement
The Plan of Arrangement will, effective at the Effective Time, become effective and be binding on (i) Spinco, (ii) Entrée, (iii) Entrée US Holdings, (iv) Entrée Shareholders, (v) Entrée Optionholders, and (vi) Entrée Warrantholders without any further act or formality required on the part of any person except as expressly provided herein. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.
ARTICLE 3
 ARRANGEMENT
3.1	Arrangement
Commencing at the Effective Time the following transactions will occur and be deemed to occur in the following sequence without further act or formality:
(a)
Each Entrée Common Share in respect of which a registered Entrée Shareholder has exercised Dissent Rights and for which the registered Entrée Shareholder is ultimately entitled to be paid fair value (each a “Dissent Share”) shall be repurchased by Entrée for cancellation in consideration for a debt-claim against Entrée to be paid the fair value of such Dissent Share in accordance with Article 5 of this Plan of Arrangement and such Dissent Share shall thereupon be cancelled;

(b)
Entrée shall dispose of all of the issued and outstanding shares of Entrée US Holdings to Spinco and in sole consideration therefor, Spinco shall issue to Entrée that number of Spinco Common Shares (the “Issuance”) determined by the following formula:

A – B – C
where
A is the number of issued and outstanding Entrée Common Shares at that time (for greater certainty, excluding all Dissent Shares) multiplied by 0.45,
B is the number of issued and outstanding Spinco Common Shares immediately before that time, and
C is the aggregate of all amounts each of which is a Fractional Share Amount in respect of an Entrée Shareholder at that time (for greater certainty, excluding a Fractional Share Amount in respect of a Dissent Share), such that following the Issuance, the number of issued and outstanding Spinco Common Shares shall be equal to the aggregate number of Spinco Common Shares distributable to the Entrée Shareholders on the Share Exchange having regard to the Round Down Provision, and in connection with the Issuance,
(i)	Entrée shall be removed from and Spinco shall be added to the central securities register for the shares of Entrée US Holdings, and
(ii)	an amount equal to the fair market value of the issued and outstanding shares of Entrée US Holdings shall be added to the capital in respect of the Spinco Common Shares;
(c)	The authorized share structure of Entrée shall be reorganized and altered by
(i)
changing the identifying name of the issued and unissued Entrée Common Shares from “Common shares” to “Class A Common shares” and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, and

(ii)
creating a new class of shares without par value issuable in an unlimited number with the identifying name “Class B Common shares” having special rights and restrictions identical to those attaching to the Entrée Common Shares prior to the amendments described in paragraph (c)(i) above;

(d)	Each holder of an Entrée Stock Option shall dispose of each Entrée Stock Option held and in sole consideration therefor shall concurrently receive
(i)
one Entrée Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Entrée Stock Option by (B) the Entrée Ratio, rounded up to the nearest whole cent, and

(ii)
0.45 of one Spinco Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Entrée Stock Option by 0.45; by (B) the Spinco Ratio, rounded down to the nearest whole cent in any case where, after such rounding, the aggregate In The Money Amount of the Entrée Replacement Stock Option and fraction of the Spinco Replacement Stock Option received would not exceed the In The Money Amount of the Entrée Stock Option disposed of, and rounded up to the nearest whole cent in any other case, all in accordance with the intention to comply with the provisions of subsection 7(1.4) of the Tax Act except that the aggregate number of Spinco Replacement Stock Options issuable to a holder of Entrée Stock Options having a common expiry date and exercise price shall be rounded down to the nearest whole number, and all Entrée Stock Options shall thereupon be cancelled (each such disposition, receipt, and cancellation, collectively, an “Option Exchange”);

(e)	Each Entrée Warrant shall be exchanged for
(i)
one Entrée Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Entrée Warrant; by (B) the Entrée Ratio, rounded up to the nearest whole cent, and

(ii)
0.45 of one Spinco Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Entrée Warrant by 0.45; by (B) the Spinco Ratio, rounded down to the nearest whole cent, except that the aggregate number of Spinco Replacement Warrants issuable to a holder of an Entrée Warrant having a common expiry date and exercise price shall be rounded down to the nearest whole number (each such exchange, a “Warrant Exchange”), and the Entrée Warrants shall thereupon be cancelled;
(f)	Each Entrée Shareholder shall dispose of all of the Entrée Shareholder’s Entrée Common Shares to Entrée and in consideration therefor, Entrée shall issue or distribute to the Entrée Shareholder
(i)	the same number of Entrée Class B Common Shares, and
(ii)
that number of Spinco Common Shares equal to the product of the number of Entrée Common Shares held and 0.45, less the Fractional Share Amount, if any, in respect of that Entrée Shareholder (the “Share Exchange”), and, in connection with the Share Exchange,
(iii)
the name of each Entrée Shareholder shall be removed from the central securities register for the Entrée Common Shares and added to the central securities register for the Entrée Class B Common Shares and the Spinco Common Shares as the holder of the number of Entrée Class B Common Shares and Spinco Common Shares, respectively, received pursuant to the Share Exchange,

(iv)	the Entrée Common Shares shall be cancelled and the capital in respect of such shares shall be reduced to nil, and
(v)
an amount equal to the capital of the Entrée Common Shares immediately before the Share Exchange less the aggregate fair market value of the Spinco Common Shares distributed on the Share Exchange shall be added to the capital in respect of the Entrée Class B Common Shares; and

(g)	The authorized share structure of Entrée shall be reorganized and altered by

(i)	eliminating the Entrée Common Shares from the authorized share structure of Entrée; and
(ii)	changing the identifying name of the issued and unissued Entrée Class B Common Shares from “Class B Common shares” to “Common shares”.
3.2	No Fractional Shares
No fractional Spinco Common Shares shall be distributed by Entrée to an Entrée Shareholder on the Share Exchange. If Entrée would otherwise be required to distribute to an Entrée Shareholder an aggregate number of Spinco Common Shares that is not a round number, then the number of Spinco Common Shares distributable to that Entrée Shareholder shall be rounded down to the next lesser whole number of Spinco Common Shares (the “Round Down Provision”) and that Entrée Shareholder shall not receive any compensation in respect thereof. Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of Spinco Common Shares distributable to a particular Entrée Shareholder being rounded down from one to nil, then the Round Down Provision shall not apply and Entrée shall distribute one Spinco Common Share to that Entrée Shareholder.
3.3	Extinction of Rights
Any instrument or certificate which immediately prior to the Effective Time represented outstanding Entrée Securities that were exchanged pursuant to Section 3.1 or an affidavit of loss and bond or other indemnity pursuant to Section 4.2, shall, on or prior to the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature against Entrée.  On such date, the aggregate Entrée Class B Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options, or Spinco Replacement Warrants to which the former Entrée Securityholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Entrée, and shall be returned to Entrée by the Depositary.  Neither Entrée, Spinco, nor the Depositary shall be liable to any person in respect of any amount for Entrée Class B Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options, or Spinco Replacement Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
3.4	Withholding
Each of Entrée, Spinco and the Depository shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of Entrée Class B Common Shares, Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Common Shares, Spinco Replacement Stock Options or Spinco Replacement Warrants made pursuant to the Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of the Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement.  Without limiting the generality foregoing, any Spinco Common Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.
3.5	Post-Effective Date Procedures
(a)
Following receipt of the Final Order and prior to the Effective Date, Entrée and Spinco shall deliver or arrange to be delivered to the Depositary the certificates representing the Entrée Class B Common Shares and Spinco Common Shares required to be issued to the Entrée Shareholders in accordance with Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Entrée Shareholders for distribution to such former Entrée Shareholder in accordance with the provisions of Article 4 hereof.

(b)
Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a registered former Entrée Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented Entrée Common Shares and such other documents as the Depositary may require, former Entrée Shareholders shall be entitled to receive delivery of certificates representing the Entrée Class B Common Shares and Spinco Common Shares to which they are entitled pursuant to Section 3.1.

(c)
After the Effective Date, Entrée and Spinco shall deliver or arrange to be delivered to the former Entrée Optionholders and former Entrée Warrantholders written agreements for Entrée Replacement Stock Options, Entrée Replacement Warrants, Spinco Replacement Stock Options and Spinco Replacement Warrants to which they are entitled pursuant to Section 3.1.

3.6	Deemed Fully Paid and Non-Assessable Shares
All Entrée Class B Common Shares and Spinco Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.
ARTICLE 4
 CERTIFICATES
4.1	Payment of Consideration
(a)
Subject to surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Entrée Common Shares together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(b)
Until surrendered as contemplated by Section 4.1(a), each certificate that immediately prior to the Effective Time represented an Entrée Common Share shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Entrée Securities not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of Entrée Securities of any kind or nature against or in Entrée or Spinco (or any successor to any of the foregoing); and
(ii)	be deemed to have been surrendered to Entrée and shall be cancelled.
(c)
No holder of an Entrée Security shall be entitled to receive any consideration with respect to such Entrée Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Entrée Securities that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Entrée, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Entrée and the Depositary (acting reasonably) in such sum as Entrée and the Depositary may direct, or otherwise indemnify Entrée and the Depositary in a manner satisfactory to Entrée and the Depositary, acting reasonably, against any claim that may be made against Entrée or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.
4.3	Distributions with Respect to Unsurrendered Certificates
No dividend or other distribution declared or paid after the Effective Time with respect to Entrée Class B Common Shares or Spinco Common Shares shall be delivered to the holder of any certificate formerly representing Entrée Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1.  Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Entrée Class B Common Shares or Spinco Common Shares to which such holder is entitled in respect of such holder’s Consideration.
ARTICLE 5
 DISSENT RIGHTS
5.1	Dissent Rights
Subject to section 246 of the BCBCA and the terms, conditions, and restrictions set out in Article 5 of the Plan of Arrangement, there is hereby granted to each registered Entrée Shareholder the right (the “Dissent Right”):
(a)	to dissent from the Arrangement Resolution, and
(b)
on the valid exercise of the Dissent Right in accordance with the Dissent Procedures, to be paid the fair market value of the registered Entrée Shareholder’s Entrée Common Shares by Entrée, such value to be determined at the close of business on the last Business Day before the day of the Meeting.

5.2	Dissent Procedures
A registered Entrée Shareholder who wishes to exercise the registered Entrée Shareholder’s Dissent Right must
(a)	do so in respect of all shares registered in the name of the registered Entrée Shareholder,
(b)	comply with sections 242 and 244 of the BCBCA, as modified below, and
(c)
deliver a written notice of dissent to the office of Entrée at 1201, 1166 Alberni Street, Vancouver, British Columbia, at least two Business Days before the day of the Meeting or any adjournment thereof

(the “Dissent Procedures”).
5.3	Failure to Comply with Dissent Procedures
Each registered Entrée Shareholder who fails to exercise the registered Entrée Shareholder’s Dissent Right strictly in accordance with the Dissent Procedures will be deemed for all purposes to have
(a)	failed to exercise the Dissent Right validly, and consequently to have waived the Dissent Right, and
(b)	thereby ceased to be entitled to be paid the fair market value of the registered Entrée Shareholder’s Entrée Common Shares.
5.4	Waiver of Dissent Right
Each registered Entrée Shareholder who waives or is deemed to waive the registered Entrée Shareholder’s Dissent Right, or is otherwise for any reason ultimately not entitled to be paid the fair market value of the Entrée Common Shares registered in the name of the registered Entrée Shareholder by Entrée pursuant to the Dissent Right, shall be deemed to have participated in the Arrangement.
ARTICLE 6
 AMENDMENTS
6.1	Amendments
Entrée, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Meeting, approved by the Court.
6.2	Effectiveness of Amendments Made Prior to or at the Meeting
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Entrée at any time prior to or at the Meeting with or without any prior notice or communication, and if so proposed and accepted by the Entrée Securityholders voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.
6.3	Effectiveness of Amendments Made Following the Meeting
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Entrée after the Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes.